LETTERHEAD OF SEWARD & KISSEL LLP
July 21, 2008
VIA EDGAR TRANSMISSION
Peggy Kim, Esq.
Attorney-Advisor
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Pyramid Breweries Inc.
Schedule TO-T filed by Independent Brewers United et al.
File No. 005-52153
Dear Ms. Kim:
          Reference is made to the tender offer materials included in the Schedule TO-T (the “Schedule TO”) filed by Independent Brewers United, Inc., a Delaware corporation, and other entities named therein as offerors (collectively, “Offerors”) with the Securities and Exchange Commission (the “Commission”) on July 2, 2008. The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock and related rights of Pyramid Breweries Inc., a Washington corporation (the “Company”). By letter dated July 14, 2008 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided Offerors with its comments on the Schedule TO-T.
          In response to the Comment Letter, Offerors have today filed with the Commission Amendment No. 1 to the Schedule TO (the “Amended Schedule TO”), wherein Offerors have changed or supplemented the disclosure in the Amended Schedule TO, in response to a number of the Staff’s comments. We respectfully note to the Staff that any revisions to or amendments of the filings to implement changes to the Schedule TO, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.
          The information provided in response to the Comment Letter has been supplied by Offerors, which are solely responsible for the adequacy and accuracy of the disclosure in the filings. Offerors also acknowledge that the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings, and that Offerors may not assert the Staff’s comments as a defense in any

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proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          On behalf of Offerors, we are also providing the Staff five copies of the Amended Schedule TO that are marked to show changes made to the initial Schedule TO.
          The following numbered paragraphs correspond to the numbered paragraphs set forth in the Comment Letter. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the Amended Schedule TO.
Offer to Purchase
1.	Please provide us with your analysis as to whether the offer constitutes the first step in a Rule 13e-3 transaction. In this regard, please provide further information regarding the relationships, both before and after the offer, between the bidders, the company, and Messrs. Kurt Dammeier and George Hancock, the beneficial owners of 29% of the shares of Pyramid who have agreed to tender their shares in the offer. We also note that Robert Kelly, Magic Hat’s CEO, formerly served as Pyramid’s CEO. Please address whether any of these persons and/or members of current management are affiliates engaged in a Rule 13e-3 transaction. For guidance on this topic, refer to Section II.D.3. of the Current Issues and Rulemaking Projects Outline.
          Offerors respectfully advise the Staff that the offer does not constitute the first step in a Rule 13e-3 transaction and none of Messrs. Kurt Dammeier, George Hancock, members of current management of the Company or Mr. Robert Martin Kelly is an “affiliate” of the Company who is “engaged” in a “Rule 13e-3 transaction.”
          We note that under the Staff guidance in Section II.D.3. of the Current Issues and Rulemaking Projects dated November 14, 2000 (the “Current Issues Report”), two separate, but related, determinations must be made: first, whether the person is an “affiliate” of the issuer, as defined in Rule 13e-3, and, second, whether an affiliate should be deemed to be “engaged”, either directly or indirectly, in the going-private transaction. The Commission further indicated that both affiliate status and the determination of whether an affiliate should be deemed to be engaged in a going private transaction necessarily turns on all relevant facts and circumstances of a particular transaction.
          Mr. Kelly is not an affiliate of the Company as defined in Rule 13e-3. Rule 13e-3, defines an affiliate of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. As noted in the Schedule TO, Mr. Kelly currently serves as President, Chief Executive Officer and Director of Magic Hat. From 1999 to 2004, Mr. Kelly was the Company’s President, Chief Executive Officer and Chairman of the Board. In 2004, Mr. Kelly terminated his employment with the Company and currently does not serve as an executive officer of the Company or a member of its board. Furthermore, he neither has the ability, directly or indirectly, to direct or

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cause the direction of the management and policies of the Company. In addition, Mr. Kelly does not own any of the Company’s outstanding common shares. For the foregoing reasons, Offerors respectfully advise the Staff that Mr. Kelly is not an affiliate of the Company as defined in Rule 13e-3.
          Messrs. Kurt Dammeier and George Hancock and members of current management of the Company who may be deemed to be affiliates of the Company are not “engaged” in a “Rule 13e-3 transaction.” In order for the Offer to be a “Rule 13e-3 transaction,” one would have to conclude that this transaction is “a tender offer for...any equity security made by the issuer [the Company] or by an affiliate of an issuer” under Rule 13e-3(a)(3)(i)(C). Although both Mr. Hancock (who owns approximately 12.3% of the Company’s outstanding common shares) and Mr. Dammeier (who owns approximately 16.8% of the Company’s outstanding common shares) currently serve as directors of the Company and may be deemed to be affiliates of the Company, neither Mr. Hancock nor Mr. Dammeier nor any other member of current management of the Company is making a tender offer for the shares of the Company. On the contrary, Messrs. Messrs. Dammeier and Hancock, have on April 28, 2008, entered into a Tender and Support Agreement with Magic Hat, pursuant to which they have agreed to tender the shares of the Company owned by them in the Offer and have granted Magic Hat an irrevocable proxy with respect to such shares.
          The offer to purchase all of the outstanding shares of common stock and related rights of the Company is being made by Offerors pursuant to the Merger Agreement and neither of Offerors is an affiliate of the Company. Also, none of Messrs. Hancock, Dammeier or any other member of current management of the Company is an affiliate of any of Offerors, as they do not own any equity security of any of Offerors or serve as executive officers or directors of any of Offerors. In addition, none of Messrs. Hancock, Dammeier or any other member of current management of the Company will receive any equity securities in the surviving company, occupy seats on the board of, or senior management positions, in the surviving company.
          For all of the above reasons, Offerors respectively advise the Staff that they do not believe that any of Messrs. Kurt Dammeier, George Hancock, members of current management of the Company or Mr. Robert Martin Kelly is an “affiliate” of the Company who is “engaged” in a “Rule 13e-3 transaction.”
2.	If the bidders are relying on the exception in Rule 13e-3(g)(1) for the second step transaction after the tender offer, then please address how the bidders will be satisfying the requirement that the consideration offered to unaffiliated security holders after this offer be at least equal to the highest consideration offered during the tender offer. In this regard, we note that page 3 states you reserve the right at any time to purchase shares in the open market, through privately negotiated sales or otherwise at any time you may determine, whether at a higher or lower price than that paid in the offer. In addition, please revise to clarify how you are complying with Rule 14e-5 which prohibits purchases of any subject securities except as part of the tender offer.

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          Offerors advise the Staff that, in reliance on Rule 13e-3(g)(1) exception, the consideration they will offer to unaffiliated security holders in the second step transaction will be at least equal to the highest consideration offered during the Offer. Furthermore, in compliance with Rule 14e-5, Offerors advise the Staff that they will not purchase any subject securities except as part of the Offer. Offerors have revised the disclosure on pages 3, 6, 17 and 34 of the Offer to Purchase to address the Staff’s comment.
3.	We note the discussion on page 2 and 35 of the bidders’ right to waive conditions. In this regard, it appears that the waiver of the minimum condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue and whether or not waiver of the remaining conditions will constitute a material change.
          Offerors acknowledge that a waiver of the Minimum Condition would constitute a material change and would extend the Offer by at least five business days in the event the Minimum Condition is waived. Offerors advise the Staff that waivers of any of the remaining conditions would not constitute a material change.
What is the top-up option and when could it be exercised?, page 7
4.	We noticed that the top-up option has been designed so that it is subject to “customary conditions.” Please explain to us why the exercise of this option would be consistent with Rule 14e-5. In preparing your response, please specifically address Rule 14e-5(b)(7)(ii).
          The Top-Up Option was granted under the Merger Agreement, which was entered into and then publicly announced on June 27, 2008. Offerors believe that that any purchases pursuant to the Top-Up Option would be covered by two separate exemptions: the exemption contained in Rule 14e-5(b)(1), exempting exercises of securities owned before public announcement of a tender offer, and Rule 14e-5(b)(7), exempting purchases under an unconditional and binding contract entered into before public announcement of the tender offer, the existence of which is disclosed in the offering materials.
          Offerors note that Rule 14e-5(b)(7)(ii) requires that the contract is unconditional and binding on both parties. Offerors stated in the Schedule TO that the Top-Up Option is subject to “customary conditions.” Offerors respectively advise the Staff that the Top-Up Option is subject to a customary limitation on the number of shares that the Company is obligated to issue. Namely, the Company is required to issue up to that number of shares that would not require a vote of its shareholders to authorize the issuance of additional shares of capital stock under NADAQ rules. As such, the Offerors believe that the Top-Up Option is unconditional and binding on both parties. Offerors have revised the disclosure on page 7 of the Offer to Purchase to clarify the unconditional nature of the contract by deleting references to “customary conditions” and including a description of the limitation.

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Terms of the Offer, page 10
5.	We note that in the third paragraph you reserve the right “at any time or from time to time” to delay payment and waive conditions. Please describe in what context you would delay payment, such as for example, if you extend the offer. Further, describing the conditions as a continuing right that may be waived at any time suggests that conditions to the offer may be waived after expiration of the offer. Please revise, here and under “Conditions of the Offer,” to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer.
          Offerors respectfully advise the Staff that the payment would be delayed only if we extend the offer, subject to the Merger Agreement and Rule 14e-1(c). In addition, Offerors have revised the disclosure on pages 2, 10 and 36 of the Offer to Purchase to specify that all conditions, other than those dependant on government approvals, will be satisfied or waived on or before the expiration of the Offer.
Acceptance for Payment and Payment of Shares, page 11
6.	We note from page 12 that the offeror reserves the right to assign to its subsidiaries or affiliates the right to purchase all or a portion of the tendered shares. Please confirm to us that, to the extent you do so, you will revise your Schedule TO-T to include as bidders the persons or entities to whom such rights are assigned.
          Offerors confirm to the Staff that to the extent the right to purchase all or a portion of the tendered shares is assigned to its subsidiaries or affiliates, Offerors will revise Schedule TO to include as bidders the persons or entities to whom such rights are assigned. Offerors advise the Staff that they have no current plan to do so.
Determination of Validity, page 15
7.	Explain to us the purpose of the language that the offeror’s interpretation of the terms and conditions of the Offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.
          Upon consideration of the Staff’s comment and the related disclosure, Offerors have revised the disclosure on page 15 of the Offer to Purchase to delete the language that “Offeror’s interpretation of the terms and conditions of the Offer will be final and binding.”
Conditions to the Offer
8.	Please explain to us why, if true, that the offer condition which pertains to PMID’s representations and warranties is not a condition subsequent. Please explain to us,

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with a view toward revised disclosure, the exact time at which determinations will be made with respect to PMID’s representations and warranties.
          Offerors respectfully advise the Staff that the offer condition which pertains to the Company’s representations and warranties is not a condition subsequent, as all such conditions will be satisfied or waived on or before the expiration of the Offer. As noted in response to comment number 5, Offerors have revised the disclosure on pages 2, 10 and 36 of the Offer to Purchase to specify that all conditions, other than those dependant on government approvals, will be satisfied or waived on or before the expiration of the Offer.
* * * * *
          If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned (212-574-1420) or my partner, James Abbott (212-574-1226).
          Kindly acknowledge receipt of this letter and the enclosures by having the enclosed duplicate copy of this letter stamped and returned to our messenger.

Very truly yours, SEWARD & KISSEL LLP
By:	/s/ Robert E. Lustrin
Robert E. Lustrin
Partner

cc:	Nicholas Panos, Esq.
R. Martin Kelly